



11019248

OMB Number...... 123
Expires: April 30, 2013
Estimated average burden
hours per response...... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR - 1 2011

BRANCH OF REGISTRATIONS
AND
05 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-50786

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/10__ AND ENDING __12/31/10__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive Programs, Inc.
D/B/A CPI Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

513 Centennial Blvd.
(No. and Street)

Voorhees   New Jersey   08043
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Devicci   (856) 874-1250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive   Princeton   NJ   08540
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Gary Devicci_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Comprehensive Programs, Inc. D/B/A CPI Capital, Inc._____, as
of __December 31_____, 20 _10_, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

MICHELLE F. KRIL OPANOWSKI
ID # 2387583
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 7/23/2014

_____
Signature

_President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

Statement of Financial Condition

December 31, 2010

With Independent Auditors' Report

Comprehensive Programs, Inc.
D/B/A CPI Capital
Table of Contents
December 31, 2010



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive

Princeton, New Jersey 08540 USA

609 520 1188 . fax 609 520 9882

www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado


Independent Auditors' Report


To the Board of Directors,
Comprehensive Programs, Inc.
D/B/A CPI Capital

We have audited the accompanying statement of financial condition of Comprehensive Programs, Inc. D/B/A CPI Capital, Inc. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Comprehensive Programs, Inc. D/B/A CPI Capital, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

WithumSmith + Brown, P.C.

Princeton, New Jersey
February 22, 2011

WithumSmith+Brown is a member of HLB International. A world-wide network of independent professional accounting firms and business advisers.

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	13,850
Certificate of deposit		69,942
Restricted cash		26,572
Commissions and other fees receivable		68,269
Prepaid expenses and other receivable		27,626
Due from parent		268,549
	$	474,808

Liabilities and Stockholder's Equity

Liabilities		
Accrued commissions payable to agents	$	47,507
Accounts payable and accrued expenses		24,959
Total liabilities		72,466
Stockholder's equity		
Common stock, no par; authorized 1,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		50,000
Retained earnings		352,242
Total stockholder's equity		402,342
	$	474,808

The Notes to Financial Statements are an integral part of this statement.

Comprehensive Programs, Inc.
D/B/A CPI Capital
Notes to Statement of Financial Condition
December 31, 2010

1. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

Nature of Business Operations
The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company brokers securities transactions for investment: mutual funds (57%), variable life insurance (1%), annuity products (28%), and provides investment advisory services (14%). The percentages represent share of total commission revenue for the year ended December 31, 2010.

The Company is a 100% owned subsidiary of Comprehensive Insurance Programs, Inc. whose principal business activity is brokering insurance products that do not have an investment aspect.

Cash equivalents
Cash equivalents consist of certificates of deposit maturing within three months.

Revenue Recognition
Investment advisory fees calculated as a percentage of assets under management are recognized ratably over the term of the contract. These fees are collected by a custodian and remitted to the Company. Fees for financial planning services calculated on an hourly basis are recognized as the services are provided. Fees received in advance and not yet earned are recorded as unearned fees on the statement of financial condition. Commissions are recognized as income based on the trade date of the transaction.

Commissions Receivables
Commissions receivable represent amounts due from the Company's clearing firm, and other mutual fund companies, for securities transactions that were traded prior to the year end. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2010.

Income taxes
The Company has elected S corporation status, for federal and state purposes. Earnings and losses are included in the income tax return of the stockholder and taxed depending on its tax situation. Accordingly, the Company does not incur income tax obligations, and the financial statements do not include a provision for income taxes.

The Company adopted the application of "Accounting for Uncertainty in Income Taxes" for its fiscal year beginning January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits at December 31, 2010.

The Company files tax returns in the U.S. federal jurisdiction and New Jersey. The Company files its federal return as part of a group that files a consolidated tax return with its parent company. The Company has no open years prior to December 31, 2007.

Use of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations

At December 31, 2010, commissions receivable from one mutual fund company represented 33% of total commission and other fees receivable. Three broker/dealer representatives received approximately 82% of total commission expenses during the year.

The Company maintains its cash balances in several accounts at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. Balances in the accounts at times exceed the insurable limit. Since the Company maintains its cash balances at a high quality credit institution, it does not believe it is exposed to any significant credit risk on its cash balances.

2. Related Party Transactions

The Company and its parent make non-interest bearing advances to each other for working capital purposes, as required. The amount due from its parent was $268,549 at December 31, 2010. The parent provides certain services to the Company for which it is charged management fees. The parent charged the Company for a portion of certain shared operating expenses such as rent, telephone and office expenses. The parent reimbursed the Company for postage charges and commission expenses.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15-c3-1), which requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $70,372, which was $20,372 in excess of the required net capital of $50,000. The company's net capital ratio was 1.03 to 1 at December 31, 2010.

4. Restricted Cash

The Company maintains a depository account with its clearing brokers, in the amount of $26,572 at December 31, 2010 pursuant to its clearing agreements.

5. Retirement Plan

The Company has a defined contribution 401(k) plan. Substantially all employees are eligible to participate.

6. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

7.   **Fair Value**

Effective January 1, 2008 the Company adopted pronouncements on Fair Value Measurements. Subsequent pronouncements provided a one year deferral of the effective date for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed in the financial statements as fair value at least annually. Therefore, the Company has adopted the pronouncements with respect to its financial assets and liabilities only. The pronouncements define fair value, establish a framework for measuring fair value under generally accepted accounting principles and enhance disclosure about fair value measurements. Fair value is defined under the pronouncements as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participations on the measurement date. Valuation techniques used to measure fair value under the pronouncements must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value are the following:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In accordance with the pronouncements, the following table represents the Company's fair value hierarchy for its financial asset measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Total
Certificate of deposit	$ 69,942	$ 69,942

8.   **Subsequent Events**

The Company evaluated subsequent events through February 22, 2011, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive

Princeton, New Jersey 08540 USA

609 520 1188 . fax 609 520 9882

www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado


Independent Auditors' Report
Internal Control Required by SEC Rule 17a-5(g)(1)
For a Broker-Dealer Claiming an Exemption from Rule 15c3-3


To the Board of Directors,
Comprehensive Programs, Inc.
D/B/A CPI Capital

In planning and performing our audit of the financial statements and supplemental schedule of Comprehensive Programs, Inc. D/B/A CPI Capital (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are



safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of CPI Capital to achieve all the divisions of duties and cross checks generally included in an internal control and that; alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Smith + Brown, P.C.

Princeton, NJ
February 22, 2011